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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                            TCI INTERNATIONAL, INC.
                            -----------------------
                                (name of issuer)

                     Common Stock $.01 par value per share
                     -------------------------------------
                         (Title of Class of Securities)

                                  872293-10-5
                                 --------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 19 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of Act (however, see the Notes).

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1         NAME OF REPORTING PERSON/S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                  TCI International Inc. Employee Stock Ownership Plan (formerly the
                  Technology for Communications International Employee Stock Ownership
          Plan)

                     94-2431209
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                (a) [ ]
                                                                                                          (b) [ ]
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3         SEC USE ONLY
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4         CITIZENSHIP OR PLACE OF ORGANIZATION:                                                       California
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              12/31/99                5       SOLE VOTING POWER (See disclaimer in Item 4)                     0
             NUMBER OF
               SHARES                 ----------------------------------------------------------------------------------
            BENEFICIALLY              6       SHARED VOTING POWER                                              0
                                      ----------------------------------------------------------------------------------
           OWNED BY EACH              7       SOLE DISPOSITIVE POWER                                     274,198
             REPORTING                ----------------------------------------------------------------------------------
            PERSON WITH               8       SHARED DISPOSITIVE POWER                                   138,879
     (See disclaimer in Item 4)
--------- --------------------------------------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                    413,007
          (See disclaimer in Item 4)
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10        CHECK IF A AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                   _____
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                                                12.2%
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12        TYPE OF REPORTING PERSON                                                                        EP
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Item 1(a):  Name of Issuer:                                   TCI International, Inc.

Item 1(b):  Address of Issuer's Principal
Executive Offices:                                            222 Caspian Drive, Sunnyvale, CA 94089

Item 2(a):  Name of Person Filing:                            TCI International Inc. Employee Stock
                                                              Ownership Plan (formerly the Technology for
                                                              Communications International Employee Stock
                                                              Ownership Plan)

Item 2(b):  Address of Principal Business Office:             222 Caspian Drive, Sunnyvale, CA 94089

Item 2(c):  Citizenship:                                      California

Item 2(d):  CUSIP Number                                      872293-10-5

Item 3:  Type of Reporting Person:                            Employee Benefit Plan which is subject to the
                                                              provisions of the Employee Retirement Income
                                                              Security Act of 1974
Item 4: Ownership                                             The information in Items 5-11 on the cover page
                                                              is incorporated by reference.
         Note: TCI International Inc. Employee Stock Ownership Plan (the "Plan") disclaims beneficial ownership of TCI International Inc. common stock held as of December 31, 1999 in trust for inactive Plan participants over which the Plan does not have discretionary voting authority or full discretion to purchase or dispose of securities (138,879 shares as of December 31, 1999) or for shares held in trust for active plan participants over which the Plan does not have discretionary voting authority (274,198 shares as of
         December 31, 1999 (and the filing of this statement 13G shall not be construed as an admission that the
         Plan is the beneficial owner of any securities described in this sentence.

Item 5:  Ownership of Five Percent of Less of a
Class:                                                        N/A
Item 6:  Ownership of More than Five Percent on
Behalf of Another Person:                                     Shares are held in trust for the participants of the
                                                              Employee Stock Ownership Plan.  No Plan participant is
                                                              known to have such interest with respect to more that 5%
                                                              of the class except for John W. Ballard II
Item 7:  Identification and Classification of the
Subsidiary which Acquired the Security Being
Reported on by the Parent Holding Company:                    N/A
Item 8:  Identification and Classification of Members
of the Group:                                                 N/A

Item 9:  Notice of Dissolution of Group:                      N/A

Item 10:  Certification:
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                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                      February 9, 2000

Signature:                 /s/ Mary Ann W. Alcon
                           ---------------------
                           Administrative Committee Member,
                           TCI International Inc. Employee Stock Ownership Plan